Exhibit (a)(1)(J)
EMAIL TO EMPLOYEES REGARDING FINAL RESULTS OF TENDER OFFER

Date:	April 7, 2009

Subject:	Final Results of Stock Option Exchange Offer
     On March 9, 2009, Liberty Media Corporation (“Liberty”) initiated an exchange offer pursuant to which eligible employees of QVC and BuySeasons were offered the opportunity to exchange all (but not less than all) of their outstanding stock options to purchase shares of Series A Liberty Interactive common stock (“LINTA shares”) with an exercise price greater than $7.00 in exchange for new options to acquire LINTA shares.
     The exchange offer expired at 5:00 p.m., Eastern Daylight Savings Time, on Monday, April 6, 2009. Pursuant to the exchange offer, eligible optionholders tendered, and Liberty accepted for cancellation, eligible options to purchase an aggregate of 11,311,787 LINTA shares from 398 participants, representing approximately 99.73% of the total LINTA shares underlying options eligible for exchange in the exchange offer. On Monday, April 6, 2009, after the cancellation of the options accepted by Liberty in the exchange offer, Liberty granted to eligible optionholders who participated in the exchange offer new options, consisting of “market options” to purchase 2,828,022 shares at an exercise price of $3.41 per share, which was the per share closing price of LINTA shares as reported by The Nasdaq Global Select Market on April 6, 2009, and “premium options” to purchase 2,828,022 shares at an exercise price of $6.00 per share.
     Employees who participated in the exchange offer will receive a summary of the new options granted to them in exchange for their tendered eligible options. In addition, Liberty will provide employees who participated in the exchange offer with the stock option agreements with respect to their new options as soon as practicable.